July 16, 2015

Ms. Laura Riegel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Variable Trust – TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio, TOPS Growth ETF Portfolio, TOPS Aggressive Growth ETF Portfolio, TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio

Dear Mr. Riegel:

On May 19, 2015, Northern Lights Variable Trust (the "Registrant" or the “Trust”), on behalf of TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio, TOPS Growth ETF Portfolio, TOPS Aggressive Growth ETF Portfolio, TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio (each a "Fund,” together the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 142 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments on July 1, 2015 to the Registration Statement by phone to John Domaschko. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

In General

Comment 1. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be finalized and provided.

Comment 2. Please confirm all required exhibits will be included with the updated filing.

Response. Registrant confirms all required exhibits will be included with the updated filing.

Comment 3. Please confirm EDGAR series and class identifiers have been updated.

Response. Registrant confirms EDGAR series and class identifiers have been updated or will be updated as of the date of the updated filing.

Comment 4. Please confirm that conforming changes to the Prospectus and Statement of Additional Information (“SAI”) have been made in response to comments provided by the Securities and Exchange Commission.

Response. Registrant confirms that conforming changes to the Prospectus and SAI have been made in response to comments provided by the Securities and Exchange Commission, subject to the information contained in the responses below.

Prospectus

Comment 5. In the Portfolio Summary section for each Fund, please remove the second last sentence in the paragraph titled “Fees and Expenses of the Portfolio.”

Response. Registrant has removed the second last sentence in the paragraph titled “Fees and Expenses of the Portfolio.”

Comment 6. In the Portfolio Summary section for each Fund, please remove the last sentence in the paragraph titled “Fees and Expenses of the Portfolio.”.

Response. Registrant has removed the last sentence in the paragraph titled “Fees and Expenses of the Portfolio.”

Comment 7. Please revise the first footnote to the fee table in the Fees and Expenses of the Portfolio section to comply with Instruction 3(c) and 3(e) of Item 3 of Form N-1A, and, if applicable, insert a line in the fee table disclosing the amount of any fee waiver and/or expense reimbursements and a line disclosing the total annual portfolio operating expenses after waiver.

Response. The Registrant respectfully declines to revise the fee table or the related footnotes to the fee table because the first footnote accurately describes a unitary fee arrangement which is neither an expense reimbursement nor a fee waiver arrangement to which Instruction 3(c) and 3(e) of Form N-1A apply.

Comment 8. Please revise the disclosure in the “Principle Investment Strategies” section for each Fund to describe in plain English what is meant by “Natural Resource-Related Securities.”

Response. The Registrant has revised the disclosure to indicate that Natural Resource-Related Securities are “ETFs that invest in companies that have significant business operations in the ownership, management and/or production of natural resources in sectors including, but not limited to, energy, agriculture, precious or industrial metals, timber and water resources.”

Comment 9. Please refine the disclosure in the first paragraph of the “Performance” section for brevity and to avoid duplication of information provided in footnotes to the bar chart found in the same section.

Response. The Registrant has removed the following sentence from the “Performance” section for each Fund except the TOPS Balanced ETF Portfolio: “Although Investor Class shares would have similar annual returns to Class 2 shares because the classes are invested in the same portfolio of securities, the returns for Investor Class shares would be different from Class 2 shares because Investor Class shares have different expenses than Class 2 shares.” For the TOPS Balanced ETF Portfolio, the Registrant has removed the following sentence from the “Performance” section: “Although Investor Class shares would have similar annual returns to Class 1 shares because the classes are invested in the same portfolio of securities, the returns for Investor Class shares would be different from Class 1 shares because Investor Class shares have different expenses than Class 1 shares.”

Comment 10. Please replace the reference to “other share classes” in the second paragraph of the “Performance” section for each Fund with a reference to “Investor Class.”

Response. The Registrant has made the requested revision.

Comment 11. If accurate, revise the last sentence of the “Payments to Broker-Dealers and Other Financial Intermediaries” section to indicate that the purchaser of portfolio shares may also “visit your financial intermediary’s Web site” for more information to more closely match Item 8 of Form N-1A.

Response. The Registrant has made the requested revision.

Comment 12. Please confirm that when the TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio are invested in total return swaps, those Funds will segregate amounts necessary to cover those obligations.

Response. The Registrant confirms that when the TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, and TOPS Managed Risk Growth ETF Portfolio are invested in total return swaps, those Funds will segregate amounts necessary to cover those obligations.

Comment 13. In the “General Information about the Portfolios, Adviser and Sub-Adviser” sub-section of the “Additional Information About Principal Investment Strategies and Related Risks” section, reference is made to an exemptive order “that permits the [Funds], to sell shares to separate accounts of unaffiliated insurance companies, and pension and retirement plans that qualify for special income tax treatment.” Please cite this Exemptive Order and confirm compliance with this Order and Notice.

Response. The Registrant notes that the Exemptive Order in question is Release No. 29757; File No. 812-13863. The Registrant confirms compliance with this Order and Notice.

Comment 14. In the “How Shares are Priced” section, reference is made to the fact that the “public offering price and Net Asset Value ("NAV") of Portfolio shares are determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business,” while the “Calculation of Share Price” sub-section of the “Purchase, Redemption, and Pricing of Shares” section of the Statement of Additional Information indicates that “Portfolio shares are valued at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern Time).” Please revise either the referenced disclosure in the Prospectus or the SAI to resolve the conflict created by situations in which the close of a regular session of trading on the NYSE may occur at a time other the 4:00 p.m. Eastern Time.

Response. The Registrant has revised the disclosure in the Prospectus to indicate that “public offering price and Net Asset Value ("NAV") of Portfolio shares are valued at the close of regular trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern Time) on each day the NYSE is open for business.”

Comment 15. Please confirm that the Financial Highlights for each Fund will be updated to cover the first 6 months of calendar year 2015, if feasible.

Response. The Registrant respectfully declines to update the Financial Highlights for each Fund to cover the first 6 months of calendar year 2015, as such information will not be available as of the filing date for the updated filing.

Statement of Additional Information

Comment 16. On the cover page, please indicate if the SAI is an omnibus SAI covering all share classes of the Funds.

Response. The Registrant has revised the cover page of the SAI to indicate the share classes covered by the SAI.

Comment 17. On the cover page, please include a statement describing whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D.

Response. The Registrant has revised the cover page of the SAI to indicate the following:
“This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Prospectus of the TOPS® Conservative ETF Portfolio (“TOPS® Conservative”), TOPS® Balanced ETF Portfolio (“TOPS® Balanced”), TOPS® Moderate Growth ETF Portfolio (“TOPS® Moderate Growth”), TOPS® Growth ETF Portfolio (“TOPS® Growth”), TOPS® Aggressive Growth ETF Portfolio (“TOPS® Aggressive Growth”), TOPS® Managed Risk Balanced ETF Portfolio (“TOPS® Managed Risk Balanced”), TOPS® Managed Risk Moderate Growth ETF Portfolio (“TOPS® Managed Risk Moderate Growth”) and TOPS® Managed Risk Growth ETF Portfolio (“TOPS® Managed Risk Growth”) (individually a “Portfolio,” collectively the “Portfolios”) dated July 17, 2015, and the Annual Report for the Portfolios for the fiscal year ended December 31, 2014.” The Registrant respectfully declines to make additional revisions.

Comment 18. In the “The Portfolios” section, please clarify whether the Funds are diversified or nondiversified. If any Funds are non-diversified, please provide required statements related to each Fund’s non-diversification in the prospectus.

Response. The Registrant has revised the first sentence in the “The Portfolios” section of the SAI to state that “The TOPS® Conservative, TOPS® Balanced, TOPS® Moderate Growth, TOPS® Growth, TOPS® Aggressive Growth, TOPS® Managed Risk Balanced, TOPS® Managed Risk Moderate Growth and TOPS® Managed Risk Growth comprise eight diversified series of Northern Lights Variable Trust, a Delaware statutory trust organized on November 2, 2005 (the “Trust”).”

Comment 19. The “Short Sales” sub-section of the “Types of Investments” section indicates that the Funds may engage in short sales. Please confirm that the fee table will include as an expense an estimate of dividends paid on short sale transactions.

Response. The Registrant confirms that the fee table will include as an expense an estimate of dividends paid on short sale transactions.

Comment 20. The “Swap Agreements” sub-section of the “Types of Investments” section indicates that the Funds may invest in swaps. If any of the Funds may engage in total return or credit default swaps as a principal investment strategy, please disclose this in the Prospectus.

Response. The Registrant confirms that the Funds’ investment in total return and credit default swaps do not rise to the level of a principal investment strategy, and, as a result, no disclosure in the Prospectus is required.

Comment 21. In the “Investment Adviser and Advisory Agreement” sub-section of the “Investment Adviser and Sub-Adviser” section, please disclose the following information with respect to the adviser and sub-adviser of the Funds: (1) The name of any person who controls the adviser and/or sub-adviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the adviser and/or sub-adviser. (2) The name of any affiliated person of the Fund who also is an affiliated person of the adviser and/or sub-adviser, and a list of all capacities in which the person is affiliated with the Fund and with the adviser and/or sub-adviser.

Response. The Registrant has revised the disclosure to indicate that “ValMark Advisers, Inc. is a wholly-owned, indirectly-held subsidiary of Executive Insurance Agency, Inc.” and that “Milliman Financial Risk Management LLC is a wholly-owned subsidiary of Milliman, Inc., an actuarial and consulting firm.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ John Domaschko

John Domaschko